

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Charles Wilson, Ph.D.
President and Chief Executive Officer
Unum Therapeutics Inc.
200 Cambridge Park Drive, Suite 3100
Cambridge, Massachusetts 02140

> **Re: Unum Therapeutics Inc.**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed August 19, 2020**
> **File No. 001-38443**

Dear Dr. Wilson:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Amendment No. 1 to Proxy Statement on Schedule 14A

Proposal No. 1, page 8

1. We note your response to prior comment 1. A proposal involves another matter within the meaning of Note A when disclosure about the other matter that is called for by Schedule 14A would be material to a voting decision on such proposal. In this instance, the conversion proposal appears to be an integral component of the Kiq acquisition because the proposal appears to be necessary in order for Unum Therapeutics Inc. to meet its obligations under Sections 5.1 and 5.2 of the Agreement and Plan of Merger, dated July 6, 2020 between Unum Therapeutics, Kiq and the other parties thereto. Accordingly, please provide the disclosure required by Items 11, 13 and 14 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew H. Goodman, Esq.